Exhibit 99.1

Israeli Court Rejects Bistricer’s Murchinson Motion In Lawsuit filed by Nano Dimension respect to their Ilegal Shareholder Meeting

Court Hearing is set to June 18th, 2023

Waltham, Mass., March 13, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today that the Israeli court decided that the preliminary hearing on the Company’s Statement of Claims filed against Marc Bistricer’s Murchinson, and its affiliates will be held as scheduled on June 18th, 2023. The court provided this decision further to Murchinson’s motion to set an urgent court hearing and to shorten the procedures deadlines in order to reach a judgement before the date of the illegal Shareholder Meeting Murchinson called.

The court determined today that although it is within its authority to shorten deadlines, Bistricer’s Murchinson motion to expedite the hearing was rejected and the preliminary court hearing date remained as scheduled on June 18th, 2023.

As previously announced on January 30th, 2023 and on February 23rd, 2023, the notice of a special general meeting of the Company’s shareholders issued by Murchinson is invalid and failed to comply with requirements under applicable law, and therefore the Company filed its lawsuit in the courts in Israel seeking a declaratory judgment that the Murchinson meeting is illegal and seeking $10 million damages in relation to Murchinson’s illegal and bad faith actions.

Moreover, it is important to note that any cooperation with the illegal Shareholder Meeting is a direct violation of the Depository Agreement between the Company, Bank of New York Mellon (the depositary) and the ADS holders, as well the Company’s Articles of Association.

The Nano Dimension Board of Directors urges shareholders to take no action and disregard any materials or WHITE proxy cards they may receive. Nano Dimension will inform its shareholders if and when a valid and duly called meeting will be held.

The Nano Dimension Board of Directors and management team are committed to continuing to act in the best interest of the Company and all of its shareholders and in accordance with the applicable laws and regulations, as well as with the Company’s Articles of Association.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com